Exhibit 12

GENERAL MOTORS COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Successor	Predecessor
	July 10, 2009 Through December 31, 2009	January 1, 2009 Through July 9, 2009	Years Ended December 31,
			2008	2007	2006	2005
Income (loss) from continuing operations before income taxes and equity income	$(5,283)	$107,776	$(29,471)	$(6,346)	$(5,743)	$(17,308)
Fixed charges included in income (loss) from continuing operations
Interest and related charges on debt	707	5,444	2,659	3,399	17,029	15,685
Portion of rentals deemed to be interest	72	104	264	230	346	288
Interest capitalized in period	26	28	244	24	44	45

Total fixed charges included in income (loss) from continuing operations	805	5,576	3,167	3,653	17,419	16,018

Amortization of capitalized interest	—	46	77	48	51	47
Equity (income) loss of GMAC LLC	—	(1,380)	6,183	1,245	5	—
Dividends from nonconsolidated associates	422	112	440	693	366	703
Interest capitalized	(26)	(28)	(244)	(24)	(44)	(45)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings (losses) available for fixed charges	$(4,082)	$112,102	$(19,848)	$(731)	$12,054	$(585)

Fixed charges included in income (loss) from continuing operations (see above)	$805	$5,576	$3,167	$3,653	$17,419	$16,018

Preferred dividends	131	—	—	—	—	—

Preferred dividends grossed up to a pre-income tax basis	162	—	—	—	—	—

Combined fixed charges and preferred dividends	$967	$5,576	$3,167	$3,653	$17,419	$16,018

Ratios of earnings to fixed charges		20.10			0.69

Ratio of earnings to combined fixed charges and preferred dividends		20.10			0.69

Earnings for the period July 10, 2009 through December 31, 2009 and the years ended December 31, 2008, 2007 and 2005 were inadequate to cover fixed charges. Additional earnings of $5.0 billion, $23.0 billion, $4.4 billion and $16.6 billion for the periods July 10, 2009 through December 31, 2009 and the years ended December 31, 2008, 2007 and 2005 would have been necessary to bring the respective ratios to 1.0.

In January 2009 Old GM adopted ASC 810-10, “Consolidation,” that governs the accounting for and reporting of noncontrolling interests in partially-owned consolidated subsidiaries and the loss of control of subsidiaries. In addition Old GM adopted ASC 470-20, “Debt with Conversion and Other Options” which requires issuers of convertible debt securities within its scope to separate these securities into a debt component and an equity component, resulting in the debt component being recorded at fair value without consideration given to the conversion feature. Accordingly, the presentation and disclosure requirements have been applied retrospectively and prior period amounts for all periods presented have been adjusted to apply the new methods of accounting.